UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SDR Capital Markets, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

5613 DTC Parkway, Suite 830

(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. Andrew Limes   720-221-9220

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – if individual, state last, first, middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, P. Andrew Limes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SDR Capital Markets, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

TANYA L TUCKER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20044040330
MY COMMISSION EXPIRES NOV. 6, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SDR CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

December 31, 2019

Report pursuant to Rule 17a-5(d)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

SDR CAPITAL MARKETS, INC.

 SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
SDR Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SDR Capital Markets, Inc. (the "Company") as of December 31, 2019, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as SDR Capital Markets, Inc.'s auditor since 2015.

Denver, Colorado
February 21, 2020



SDR CAPITAL MARKETS, INC.

STATEMENT OF ASSETS, LIABILITIES AND EQUITY

December 31, 2019

Assets

Cash and Cash Equivalents	$	32,182
Other Assets	$	290
TOTAL ASSETS	$	32,472

Liabilities and Equity

Due to Parent (Note 5)	$	20,480
Total Liabilities	$	20,480
Commitments and Contingencies (Note 4)		
Stockholder's Equity:		
Common Stock, 1,000 shares issued and outstanding	$	163,000
Accumulated Deficit	$	(151,008)
Total Stockholder's Equity	$	11,992
TOTAL LIABILITIES AND EQUITY	$	32,472

The Accompanying Notes are an integral part of this statement.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business:

SDR Capital Markets, Inc. (the "**Company**") is a Colorado corporation that was incorporated on January 13, 2014.

The Company is a wholly owned subsidiary of SDR Ventures, Inc., a Colorado corporation that was incorporated on January 2, 2002 (the "**Parent**"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements.

The Company is a securities broker dealer registered as such with the United States Securities and Exchange Commission ("**SEC**"), and is a member of the Financial Industry Regulatory Authority ("**FINRA**").

The Company was authorized to commence business as a securities broker dealer effective on January 15, 2015.

The Company is a niche investment banking firm that, in accordance with its FINRA Membership Agreement, provides to and for its entity clients: mergers and acquisitions advisory services (sell side and buy side); private capital raising services; and various investment banking professional advisory services related thereto.

The Company does not, for example and in relevant part: hold or maintain custody of any securities and/or any funds of and/or for any customers or clients; open, hold, maintain and/or provide any advice regarding any customer securities accounts; engage in any "retail" securities business with and/or for any "retail" securities customers; engage in any proprietary securities trading; engage in any securities market making; engage in any securities brokerage activities; engage in any securities trading activities; and/or engage in, and/or provide any advice regarding, the underwriting and/or sale of any publicly traded securities.

In accordance with its FINRA Membership Agreement, the Company conducts securities and/or securities-related business for which the involvement of a duly registered securities broker dealer is required by applicable laws, rules and regulations. In contrast, the Company's Parent conducts business for which the involvement of a duly registered securities broker dealer is not required by applicable laws, rules and regulations, for example providing business consulting services.

Summary of Significant Accounting Principles:

- Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States ("**US GAAP**"), as established by the Financial Accounting Standards Board.

4

- ## Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment banking M&A Advisory fees.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

- ## Cash and Cash Equivalents

The Company maintains only cash on its statement of Assets, Liabilities and Equity. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that could potentially, at times, be in excess of federally insured limits. However, the Company does not believe that it is exposed to any material credit risk.

- ## Accounts Receivable

Accounts receivable are stated at the amount billed to the Company's investment banking clients pursuant to the applicable written engagement or other agreement(s) between the Company and each such client.

The Company provides an allowance for doubtful accounts, which is based on a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2018, no accounts were deemed doubtful and thus no allowance is provided.

Accounts receivable normally are due upon receipt of the Company's issuance of an invoice to the Company's client. Delinquent receivables may be written off based on specific circumstances of the individual client.

Recoveries of previously charged off accounts receivable are recorded when received.

- ## Concentration of Credit Risk

The Company does not extend credit in the normal course of its business.

- ## Fair Value of Securities

The Company does not hold or maintain on its balance sheet any securities.

- ## Income Taxes

The Company's results are consolidated with its Parent. The Company's Parent has elected to be taxed as an S corporation for income tax purposes.

- ## Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company's management to make certain estimates and assumptions that may affect, as of the date of the financial statements: reported amounts of assets and liabilities; disclosure of contingent assets and liabilities, if any; and reported amounts of revenue and expenses. Actual results could differ from any such estimates and assumptions.

- Regulation, Litigation and Regulatory or Self-Regulatory Enforcement Action(s)

As a securities broker dealer registered with the SEC, Colorado and certain other states, and as member of FINRA, the Company is subject to a wide variety of: federal and state securities and other laws; securities-related rules and regulations issued by various legal authorities; SEC regulation; FINRA self-regulation; and certain State Securities Commissioner or other state securities authorities' regulation. The Company is subject to comprehensive review and examinations by various governmental and self-regulatory authorities, most notably: the SEC; FINRA; and the Colorado Division of Securities.

The Company is not at present a party to any: litigation; regulatory (e.g., SEC and/or any State securities authorities) enforcement action(s); and/or self-regulatory (e.g., FINRA) enforcement action(s). Moreover, the Company is not currently aware of any reasonable likelihood of being named in any such litigation and/or enforcement action(s).

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1, which requires the Company to maintain minimum net capital as required by that Rule. Currently the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. Further, the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1.

The Company's net capital at December 31, 2019, was $11,702, which exceeded the Company's minimum net capital requirement. The Company's net capital may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to Net Capital at December 31, 2019, was 1.75 to 1.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1.

The Company claims the SEC Rule 15c3-3(k)(2)(i) exemption and, therefore, is exempt from the remaining provisions of Rule 15c3-3. The Company does not have any customers as defined by Rule 15c3-3(a)(1). As such, the Company is exempt from the requirements of Rule 15c3-3(e) (the "**Customer Protection Rule**") and is not required to maintain any "**Special Account for Exclusive Benefit of Customers**." The Company's senior management has instituted a policy prohibiting the Company and its associated persons from receiving and/or holding any customer or client funds and/or securities.

NOTE 3 – PROPERTY AND EQUIPMENT

In February 2016, the FASB issued new guidance (ASC 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASC 842, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. ASC 842 retains a distinction between finance leases (i.e. capital leases) and operating leases. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The company adopted ASC 842 as of January 1, 2019 and it did not have a material impact to the Company's net capital, aggregate indebtedness or operations.

The Company's Parent owns all of the property and equipment used by the Company in its business operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company operates and conducts business from one commercial office location in Greenwood Village, CO that is leased by the Company's Parent.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company and its Parent are parties to a written Expense Sharing Agreement ("**Agreement**"). In accordance with the terms of the Agreement, certain expenses of the Company are paid for by the Parent. These expenses are reimbursed to the Parent by the Company and are reflected on the books and records of the Company pursuant to a reasonable allocation that is reviewed on a periodic basis.

NOTE 6 – SUBORDINATED LIABILITIES

In 2018, the Company had no subordinated liabilities as described in Appendix D to the SEC's Uniform Net Capital Rule (Rule 15c3-1).

NOTE 7-SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through the auditors' report date, which is the date that the financial statements were available for issuance. Based upon such evaluation, there were no material subsequent events requiring recognition or disclosure in the financial statements.